

MAY 2, 2022 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES ANNOUNCES US$1.1 BILLION PORTFOLIO TRANSFORMATION THROUGH ACQUISITIONS OF NOMAD ROYALTY COMPANY AND BASECORE PORTFOLIO

DESIGNATED NEWS RELEASE

Sandstorm Gold Ltd. ("Sandstorm Gold Royalties", "Sandstorm" or the "Company") (NYSE: SAND, TSX: SSL) is pleased to announce the growth of its portfolio of assets through the following transactions:

- **Nomad Royalty Company Acquisition:** Sandstorm and Nomad Royalty Company Ltd. (NYSE: NSR, TSX: NSR) ("Nomad") have entered into a definitive agreement (the "Arrangement Agreement") whereby Sandstorm will acquire all of the issued and outstanding common shares of Nomad ("Nomad Shares") pursuant to a plan of arrangement under the *Canada Business Corporations Act* (the "Nomad Acquisition"). The implied equity value of the Nomad Acquisition is approximately $590 million (approximately C$755 million).

- **BaseCore Metals Royalty Package:** Sandstorm has agreed to acquire nine royalties and one stream (the "Royalty Package") from BaseCore Metals LP ("BaseCore") for total consideration of $525 million, payable as to $425 million in cash and $100 million in common shares of the Company (the "Sandstorm Shares") (the "BaseCore Transaction", and together with the Nomad Acquisition, the "Transactions"). Concurrent with the BaseCore Transaction, Sandstorm has partnered with Royalty North Partners Ltd. ("Horizon Copper", "Horizon" or "RNP") to sell a portion of a copper royalty acquired in the BaseCore Transaction and retain a silver stream on the asset.

All figures are in U.S. dollars unless otherwise noted.

TRANSFORMATIVE TO SANDSTORM

- **Considerable Upsize to Sandstorm's Scale:** The Transactions are expected to substantially increase the Company's scale and size, cementing Sandstorm's status as the largest[1], highest-growth, and most liquid mid-tier royalty and streaming company.

- **Precious Metals Focused with Exceptional Assets:** The addition of several high-quality and low-cost assets fortifies Sandstorm's focus on gold, silver, and copper exposure. By 2025, Sandstorm's revenue is expected to be nearly 90% precious metals[2].

- **Highest Growth Amongst Peers**: Sandstorm expects its production to grow more than 85% between 2022 and 2025, positioning the Company with the highest growth amongst peers[3]. The Transactions add several development stage assets contributing to this growth including Greenstone, Platreef, and Cortez (Robertson deposit).

- **Industry Leading Portfolio Diversification:** On completion of the Transactions, Sandstorm's resulting portfolio will total 260 streams and royalties, of which 39 of the underlying assets will be cash-flowing with no asset contributing more than 15% to the Company's consensus net asset value.

- **Increase to Long-term Guidance:** The Transactions increase Sandstorm's 2022 production guidance by approximately 22% from 65,000–70,000 gold equivalent ounces ("GEO") to 80,000–85,000 GEO[2] and increase long-term production guidance by 55% from 100,000 GEO to 155,000 GEO[2] in 2025.

- **Strengthening Sandstorm's Partnership with Horizon Copper:** Furthering Sandstorm's strategy to acquire precious metal streams on high-quality copper assets, Sandstorm will sell a portion of a copper royalty to Horizon and retain a silver stream, adding diversification and size to Horizon's growing copper portfolio, while increasing Sandstorm's precious metal exposure.

"These Transactions mark the next step in the strategic growth plans for Sandstorm," commented Nolan Watson, President & CEO of the Company. "Today's announcement propels the Company forward in both size and scale while solidifying Sandstorm's position amongst its peers as the highest-growth streaming and royalty company. We believe that precious metals and copper are poised to materially outperform the market in the coming years, and we are excited to provide investors with exposure to long-life, high quality, and low-cost assets focused on gold, silver and copper."

NOMAD ROYALTY ACQUISITION

Nomad is a high-growth precious metals-focused royalty company with a portfolio of 20 royalty and stream assets, of which seven are on currently producing mines (see Appendix for an overview of Nomad's assets). In 2021, the portfolio contributed $27 million in revenue and approximately 16,000 GEO. Nomad's 2021 production was derived from approximately 85% gold and silver assets, in line with Sandstorm's precious metals-focused acquisition strategy.

Sandstorm expects Nomad's production to grow to approximately 40,000 GEO by 2025, which is below current analyst expectations. Sandstorm has included assets that are currently in production, construction (Greenstone and Platreef) or at the advanced stage of development (Robertson) in the 2025 production figure. Based on the Company's review of current operating plans at Blyvoor, Sandstorm is budgeting for long-term production rates of 60,000–80,000 ounces of gold per annum, based on conventional mining methods.

Through the Nomad Acquisition, Sandstorm adds several high-quality and low-cost assets. Based on analyst consensus, Nomad's portfolio comprises 91% precious metals and nearly 50% producing assets, further diversifying Sandstorm's portfolio and increasing exposure to gold and silver. With several assets in active development, Nomad's portfolio adds meaningful increases to Sandstorm's production in both the near and long-term. Assets anticipated to commence production between 2024 and 2025 include the Platreef and Greenstone projects as well as the Robertson deposit at the Cortez Mine Complex. More details on specific assets are below.

Acquisition Details

The Nomad Acquisition will be completed by way of a court approved plan of arrangement under the *Canada Business Corporations Act*. Pursuant to the terms of the Nomad Acquisition, Nomad shareholders will receive upfront consideration of 1.21 Sandstorm Shares for each Nomad Share held, which implies consideration of C$11.57 per Nomad Share based on the closing price of Sandstorm Shares on the Toronto Stock Exchange (the "TSX") on April 29, 2022.

The Nomad Acquisition is expected to close in the second half of 2022, subject to receipt of all applicable court, regulatory and securityholder approvals and satisfaction of other conditions precedent customary for transactions of this nature, as further described below.

BASECORE ROYALTY PACKAGE

BaseCore is an entity equally owned by affiliates of Glencore Plc ("Glencore") and Ontario Teachers' Pension Plan Board that holds a high quality, long-life portfolio that includes 10 royalty and stream assets, of which three are on currently producing assets. The Royalty Package includes a 1.66% net profits interest ("NPI") on the Antamina copper mine (the "Antamina NPI")[4], a 1.0% stream on production from CEZinc, a 2.0% net smelter return

("NSR") royalty on the Horne 5 gold project, and a 0.5% NPI on the Highland Valley Copper mine. See Appendix for a complete list of BaseCore's portfolio of assets.

Sandstorm has agreed to acquire the Royalty Package for total consideration of $525 million, payable as to $425 million cash and $100 million in Sandstorm Shares, upon closing. In accordance with Canadian securities laws, the Sandstorm Shares will be subject to a four-month hold period. Royalty revenues from the Royalty Package accrue to Sandstorm as of April 1, 2022.

The BaseCore Transaction is expected to close in 4–6 weeks and is subject to regulatory approvals including the approval of the TSX for the listing of the Sandstorm Shares issuable thereunder, the Canadian Competition Bureau, waiver of rights of first offer or refusal on certain exploration stage royalties, and other customary conditions for a transaction of this nature.

ANTAMINA ROYALTY SPIN-OUT AND SILVER STREAM WITH HORIZON COPPER

Concurrent with the BaseCore Transaction, Sandstorm has signed an amended and restated letter of intent with Horizon Copper whereby Sandstorm will sell the acquired 1.66% Antamina NPI (the "Horizon Antamina Agreement") to Horizon and Sandstorm will retain a long-life silver stream on the Antamina mine.

Horizon Copper's business intent is to actively grow its existing portfolio of assets, with a focus on copper projects. The subsequent spin-out of the Antamina NPI will position Horizon Copper as a competitive copper company with a portfolio of high-quality cash-flowing and development stage copper assets. This transformative transaction provides Horizon Copper with the size and scale required to further grow and diversify the company, further strengthening the strategic partnership opportunities with Sandstorm.

The full consideration that Horizon will issue to Sandstorm under the Horizon Antamina Agreement includes:

- **1.66% Antamina Silver Stream:** Sandstorm will receive 1.66% of silver based on production from the Antamina mine with ongoing payments equal to 2.5% of the silver spot price (the "Antamina Silver Stream").

- **0.55% Antamina Royalty:** Sandstorm will receive approximately one-third of the Antamina NPI, paid net of the Antamina Silver Stream servicing commitments (the "Antamina Residual Royalty").

- **$50 Million Cash Payment**: Under the Horizon Antamina Agreement, Horizon will raise $50 million by way of equity financing, which will then be payable to Sandstorm on closing of the Horizon Antamina Agreement.

- **$105 Million Debenture:** Sandstorm will be issued a $105 million debenture (the "Debenture"). The Debenture is expected to bear an interest rate of 3% over a 10-year term. Principal repayments are subject to a 100% cash sweep of the excess cash flow Horizon receives from the 1.66% Antamina NPI after the Antamina Silver Stream and Antamina Residual Royalty obligations are paid. Prepayment of the Debenture can occur at any time prior to maturity without penalty.

- **$26 Million Horizon Copper Shares:** Horizon will issue Sandstorm approximately $26 million[5] worth of Horizon Copper shares to maintain Sandstorm's 34% equity interest.

The Antamina Silver Stream and the Debenture will be senior obligations of Horizon, secured by the 1.66% Antamina NPI.

The full particulars of the Horizon Antamina Agreement will be described in a management information circular of RNP to be prepared in accordance with the policies of the TSX Venture Exchange (the "TSX-V"). A copy of the information circular will be available electronically on SEDAR (www.sedar.com) under RNP's issuer profile in due course.

The Horizon Antamina Agreement is subject to several conditions, including but not limited to, execution of definitive agreements, TSX-V acceptance, disinterested RNP shareholder approval and Horizon Copper raising $50 million.

PRODUCTION GUIDANCE INCREASE

With the close of the Transactions, Sandstorm is increasing its 2022 production guidance to be between 80,000 and 85,000 gold equivalent ounces, increasing to 155,000 gold equivalent ounces by 2025[2].

FINANCING THE TRANSACTIONS

As part of the Transactions, Sandstorm will issue approximately 78.6 million[6] Sandstorm Shares to Nomad shareholders and approximately 13.5 million Sandstorm Shares to BaseCore. Upon closing of the Transactions, existing Sandstorm shareholders will comprise 67% of the Company's ownership, while Nomad shareholders and BaseCore limited partners will own approximately 28% and 5% of Sandstorm, respectively.

Upsized Credit Facility

Sandstorm has entered into an agreement with The Bank of Nova Scotia ("Scotiabank") and BMO Capital Markets ("BMO") as Co-Lead Arrangers securing a commitment to upsize the Company's existing revolving credit agreement to borrow up to $500 million with an additional uncommitted accordion of up to $125 million, for a total of up to $625 million (the "Revolving Loan"). The closing of the upsized credit facility is subject to certain conditions, including the satisfaction of the closing conditions for the BaseCore Transaction. The accordion of up to $125 million is subject to the satisfaction of the closing conditions for the Nomad Acquisition.

The amounts drawn on the Revolving Loan are subject to interest at SOFR plus 1.875%–3.5% per annum, and the undrawn portion of the Revolving Loan is subject to a standby fee of 0.422%–0.788% per annum, both of which are dependent on the Company's leverage ratio. With the amendment, Sandstorm's leverage ratio covenant has increased to 4.75x, with step-downs to 4.00x after five quarters post-closing of the BaseCore Transaction.

The Revolving Loan matures in October 2025, subject to an extension based on mutual consent of the parties.

The Revolving Loan maintains the existing sustainability-linked incentive pricing terms that allow Sandstorm to reduce the borrowing costs by up to five basis points (from the interest rates described above) as the Company's sustainability performance targets are met (see press release dated October 6, 2021).

CONFERENCE CALL

A conference call will be held on Monday, May 2, 2022 starting at 7am PDT to further discuss the Transactions. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 416-764-8688
North American Toll-Free: (+1) 888-390-0546
Conference ID: 94124833
Webcast URL: **https://bit.ly/3LNzTIx**

NEW SANDSTORM PORTFOLIO

The acquisitions of both Nomad Royalty Company and the BaseCore Royalty Package introduce several meaningful cash-flowing and development stage assets to Sandstorm's royalty portfolio. Noteworthy assets from the Transactions include:

▶ **ANTAMINA**

Antamina is an open-pit copper mine located in the Andes mountain range of Peru, 270 kilometres north of Lima. It is the world's third-largest copper mine[7] on a copper equivalent ("CuEq") basis, producing approximately 560,000 CuEq tonnes per annum. Antamina has been in consistent production since 2001, including a throughput expansion completed in 2012 to the mine's current operating capacity of 145,000 tonnes per day. Since 2006, the 1.66% NPI has paid between $7–$40 million per year, with an average annual payment of $19 million; the 2021 NPI payment was $40 million. The asset operates in the first cost quartile of copper mines[8]. The NPI is paid by a Canadian affiliate of Teck Resources Limited ("Teck") and is guaranteed by Teck.

In addition to copper, Antamina is also a significant zinc and silver producer. The mine is operated by Compañìa Minera Antamina ("CMA"), a top-tier operator jointly owned by Glencore (33.75%), BHP Billiton (33.75%), Teck (22.5%), and Mitsubishi Corporation (10%).

Antamina contains Resources that support a multi-decade mine life producing high-grade copper. The mine's Measured & Indicated Mineral Resources, inclusive of Reserves, total 925 million tonnes ("Mt") at 0.87% copper, 0.69% zinc, and 11 grams per tonne ("g/t") silver. Mineral Reserves total 336 Mt at 0.94% copper, 0.81% zinc and 10 g/t silver, which are constrained by current tailings capacity. Reserves will be expanded once additional tailings capacity is confirmed. Both Mineral Reserves and Resources are effective as of December 31, 2021 (cut-off grade unavailable). Sandstorm expects that significant resource conversion is likely as Antamina completes its studies on additional tailings capacity. Several Pre-Feasibility level tailings studies are underway focused on potential long-term solutions.

Per the terms of the Antamina Silver Stream, Sandstorm will receive 1.66% of all silver produced at Antamina for ongoing payments of 2.5% of the spot price of silver. Under the terms of the Antamina Residual Royalty, Sandstorm will hold a 0.55% NPI on all metals produced at Antamina, which represents approximately one-third of the total 1.66% Antamina NPI, net of the Antamina Silver Stream servicing commitments.

▶ **PLATREEF**

Platreef is a development stage project located in South Africa that contains an underground deposit of thick, high-grade platinum group elements ("PGE") nickel-copper-gold mineralization. It currently ranks as the largest precious metals deposit under development[9] and has the potential to be the industry's largest and lowest-cost primary platinum group metals ("PGM") producer.

A Feasibility Study was released in the first quarter of 2022 by majority owner Ivanhoe Mines outlining a multi-phase construction approach. The first phase of production, currently expected to start in the second half of 2024, is based on an initial 0.7 million tonnes per annum ("Mtpa") underground mine targeting high-grade mining areas close to the project's recently completed shaft 1. The Feasibility Study outlines phase 2 expanding production to 5.2 Mtpa, driven by the addition of the second, larger shaft (shaft 2). Platreef's phase 2 would rank Platreef as the world's fifth-largest PGM mine on a palladium equivalent basis[9]. Previous studies completed on Platreef have demonstrated the potential for expansions up to 12 Mtpa.

Through the Nomad Acquisition, Sandstorm will hold a streaming agreement whereby the Company has the right to purchase 37.5% of gold produced from Platreef until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered, and 5% thereafter. The gold stream will be based on all recovered gold from Platreef, subject to a fixed payability of 80%. Sandstorm will make ongoing payments of US$100 per ounce of gold until 256,980 ounces have been delivered, and then 80% of the spot price of gold for each ounce delivered thereafter.

▶ **GREENSTONE**

The Greenstone project, owned jointly by Equinox Gold Corp. (60%) and Orion Mine Finance (40%), is a past-producing gold mine located in Ontario, Canada. A Feasibility Study was released in December 2020 outlining the design of an open-pit mine producing more than 5 million ounces ("Moz") over an initial 14-year mine life. Full-scale construction began at the project in October 2021, with first gold pour currently targeted for the first half of 2024.

Through the Nomad Acquisition, Sandstorm will hold a gold stream on the project for 5.938% of gold production attributed to Orion Mine Finance's 40% interest, for an effective gold stream of 2.375% on 100% of production, until 120,333 ounces of gold have been delivered, then 3.958% (effective 1.583% on 100% of production) thereafter. Ongoing payments of $30 per ounce will fund mine-level environmental and social programs.

▶ **CORTEZ COMPLEX (ROBERTSON DEPOSIT)**

Robertson is a development stage deposit part of the Cortez Mine Complex ("Cortez") in Nevada, jointly owned by Barrick Gold Corp ("Barrick) (61.5%) and Newmont Mining Corp (38.5%). Robertson is currently being qualified by Barrick as an emerging tier two gold asset (defined by Barrick as an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce of gold over the mine life that are in the lower half of the industry cost curve[10]).

Barrick released an updated Feasibility Study on Cortez in March 2022, which included an Indicated Resource at Robertson of 74 Mt at 0.56 g/t for 1.3 Moz contained gold with an effective date of December 31, 2021 (cut-off grade not disclosed, between 0.14−2.06 g/t). The Robertson deposit is expected to contribute meaningfully to Cortez's production profile starting in 2025[11].

Through the Nomad Acquisition, Sandstorm will hold a sliding scale NSR royalty between 1.0%−2.25% based on the average quarterly gold price. When the average price of gold for the quarter is between $1,800.01 and $2,000 per ounce, the NSR is equal to 2.0%, rising to 2.25% when the average quarterly gold price is above $2,000 per ounce. If the Robertson property is not in production by December 31, 2024, Sandstorm will receive advance royalty payments of $500,000 per annum commencing on January 1, 2025, and for each year thereafter until the earlier of January 2, 2034 and commencement of production on the Robertson property.

▶ **BONIKRO**

The Bonikro gold mine is a producing gold-silver mine located in Cotê d'Ivoire. The operation consists of two primary areas: the Bonikro mining license and the Hiré mining license. Gold has been produced from the Bonikro open-pit and through the Bonikro CIL plant since 2008 and over 1.0 Moz have been produced from Bonikro and Hiré. Hiré is a collection of three deposits and open-pits that are approximately 5.0 kilometres from the Bonikro mine and utilize the same Bonikro processing plant. Production in the last few quarters of 2021 was focused on the Hiré pits.

Through the Nomad Acquisition, Sandstorm will hold a variable gold stream on the Bonikro mine whereby Sandstorm will receive 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until 61,750 ounces of gold have been delivered, then 2% thereafter. Under the stream agreement Sandstorm will make ongoing payments at the lesser of a) $400 per ounce delivered, and b) the gold market price on the business day immediately preceding the date of delivery.

▶ CASERONES

The Caserones copper mine is an open-pit operation located in the Atacama region of Chile, owned and operated by Minera Lumina Copper Chile, which is indirectly owned by JX Nippon Mining & Metals Corporation. The Caserones mine has over five years of operational history. In 2020, the Caserones mine produced 127,000 tonnes of copper and 2,453 tonnes of molybdenum[12]. The mine benefits from a significant historical investment of $4.2 billion and well-established infrastructure and is expected to produce significant volumes of copper and molybdenum over the long-term.

Through the Nomad Acquisition, Sandstorm's royalty interests will be an effective 0.63% NSR royalty on the Caserones mine when the copper price is above $1.25 per pound (royalty varies at copper prices below $1.25 per pound).

▶ BLYVOOR

The Blyvoor Gold mine is an underground operation located on the Witwatersrand gold belt, South Africa, and commenced production in 1942. In June 2021, an updated 43-101 Technical Report was filed on the Blyvoor mine outlining a 22-year mine life with 5.5 Moz of gold in Proven & Probable Mineral Reserves (18.84 Mt at 9.09 g/t gold) and 11.37 Moz of gold in Measured & Indicated Mineral Resources (50.08 Mt at 7.06 g/t gold) inclusive of Mineral Reserves (cut-off grade of 479 cm.g/t and 117 cm.g/t, respectively). The current processing plant has a capacity of 1,300 tonnes per day ("tpd"). Based on Sandstorm's review of current operating plans at Blyvoor, the Company is budgeting for long-term production rates of 60,000–80,000 ounces of gold per annum, based on conventional mining methods.

Under the terms of the gold stream, until 300,000 ounces have been delivered ("Initial Blyvoor Delivered Threshold"), Blyvoor Gold Ltd. will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 Moz of gold have been produced. Sandstorm will make ongoing payments of $572 per ounce of gold delivered.

▶ **CEZINC**

The Canadian Electrolytic Zinc smelter ("CEZinc") is located in Quebec, Canada, on a site situated on the St. Lawrence Seaway along major transportation networks that connect the processing facility to its end markets in the United States and Canada. Jointly owned by Noranda Income Fund ("NIF") and a wholly-owned subsidiary of Glencore Canada, it is a leading producer of high-quality and sustainable refined zinc metal and various by-products from zinc concentrate sourced from mining operations around the world via Glencore Canada.

A planned expansion project at CEZinc includes the installation of additional belt filters and related equipment to increase the facility's filtration capacity. The required permits from the government of Quebec have been received and commissioning is targeted for the second quarter of 2022. Once commissioned, the expansion projects will allow the facility to maintain its current production levels as well as increase zinc production by approximately 20,000 tonnes per year to a target of 290,000 tonnes annually. NIF's annual production and sales target for 2022 is expected to be between 255,000 to 265,000 tonnes.

Upon closing of the BaseCore Transaction, Sandstorm will receive 1.0% of zinc processed at CEZinc until the later of June 30, 2030 or delivery of 68,000,000 pounds zinc. Sandstorm will make ongoing payments of 20% of the spot price of zinc for each delivery.

▶ **HIGHLAND VALLEY**

Highland Valley Copper ("HVC") is located in British Columbia, Canada. Owned and operated by Teck, HVC has been in production since 1962 and produces both copper and molybdenum concentrates.

Copper production in 2022 is anticipated to be between 127,000−133,000 tonnes, with an expected increase to 130,000−160,000 tonnes per year from 2023 to 2025.

Teck continues to evaluate the Highland Valley Copper 2040 Project ("HVC 2040"), which would extend the mine life to at least 2040, through an extension of the existing site infrastructure. HVC 2040 allows for the continuation of social and economic benefits, while also helping to meet the growing demand for copper driven by the transition to a low-carbon future. HVC 2040 would yield approximately 1.95 Mt of additional copper over the life of the project. HVC 2040 is currently undergoing an environmental assessment under the BC Environmental Assessment Act. Teck is planning for a decision on the assessment in late 2023.

At the close of the BaseCore Transaction, Sandstorm will hold a 0.5% NPI on HVC.

▶ **EL PILAR**

El Pilar is a low-capital intensity copper greenfield project located in Sonora, Mexico, approximately 45 kilometres from Southern Copper Corporation's ("Southern Copper") Buenavista mine. Estimated Proven and Probable Reserves as at December 31, 2021 at El

Pilar are 317 Mt of ore with an average copper grade of 0.25% (cut-off grade was determined based on metallurgical recovery and operating costs). Southern Copper anticipates that the project will operate as a conventional open-pit mine with annual production capacity of 36,000 tonnes of copper cathodes. The basic engineering study is complete and project development is ongoing. Production is expected to begin in 2024 and the mine life is estimated at 16 years.

At the close of the BaseCore Transaction, Sandstorm will hold a sliding scale gross returns royalty ("GRR") after 85 million pounds (Mlbs) of copper have been produced. A 1.0% GRR rate is expected, increasing to a 2.0% GRR if Southern Copper defines Measured & Indicated Resources (inclusive of Reserves) greater than 3 billion pounds ("Blbs") CuEq. The royalty further increases to a 3.0% GRR if Measured & Indicated Resources (inclusive of Reserves) exceed 5 Blbs CuEq.

▶ **HORNE 5**

Horne 5 is a past-producing gold-silver-copper mine located in Quebec, Canada, owned by Falco Resources ("Falco"). An updated Feasibility Study was released in April 2021 that envisions an underground operation producing approximately 320,000 gold equivalent ounces ("AuEq") annually over a 15-year mine life. Proven and Probable Mineral Reserves are 80.9 Mt at an average grade of 1.44 g/t gold, 14.14 g/t silver, 0.17% copper, and 0.77% zinc with an effective date of August 26, 2017 (NSR Cutoff grade of CAD$55/tonne). Falco Resources currently anticipates production to start at the end of 2025. Falco intends to carry out future optimization studies to evaluate alternate development scenarios that would be used to reduce the initial capital requirements and increase revenue in the early stage of the mine life.

At the close of the BaseCore Transaction, Sandstorm will hold a 2.0% NSR royalty on the Horne 5 project.

NOMAD ACQUISITION CONDITIONS AND APPROVALS

The Nomad Acquisition is subject to approval of at least 66 2/3% of the votes cast by the shareholders of Nomad present in person or represented by proxy, at a special securityholders' meeting to consider the Nomad Acquisition.

In connection with the Nomad Acquisition, Nomad's principal shareholder, Orion Mine Finance II LP and Orion Mine Finance Fund III LP (collectively, "Orion"), have entered into irrevocable voting support agreements with Sandstorm pursuant to which Orion has agreed to vote all of its Nomad shares, representing in total approximately 61% of the Nomad shares on a fully diluted basis, in favour of the Nomad Acquisition. Directors and officers of Nomad, holding a total of approximately 5% of the Nomad shares on a fully diluted basis, have also entered into voting support agreements with the Company, pursuant to which they have agreed to vote their Nomad shares in favour of the Nomad Acquisition.

The issuance of Sandstorm Shares pursuant to the Nomad Acquisition will require approval by a simple majority of votes cast by the shareholders of Sandstorm present in person, or represented by proxy at a special shareholders' meeting to be called to consider the issuance of Sandstorm Shares pursuant to the requirements of the TSX. Officers and directors of Sandstorm collectively holding approximately 1.5% of the issued and outstanding Sandstorm Shares have entered into voting support agreements with Nomad pursuant to which they have agreed to, among other things, vote their Sandstorm Shares in favour of the issuance of the Sandstorm Shares pursuant to the Nomad Acquisition.

The completion of the Nomad Acquisition is also subject to applicable regulatory approvals including but not limited to approval by the Superior Court of Québec, TSX and NYSE approvals, approval under the *Competition Act* (Canada), and the satisfaction of certain other closing conditions customary for a transaction of this nature. The Arrangement Agreement contains customary non-solicitation, "fiduciary out", and "right to match" provisions in respect of Nomad, and non-solicitation and "fiduciary out" provisions in respect of Sandstorm, as well as a $20.6 million or $23.6 million termination fee payable to Sandstorm or Nomad, respectively, as the case may be, under certain circumstances. The Nomad Acquisition is expected to be completed in the second half of 2022.

None of the securities to be issued pursuant to the Transactions have been or will be registered under the United States *Securities Act of 1933*, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued pursuant to the Transactions are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Board of Directors' Recommendations

The Arrangement Agreement has been unanimously approved by the Boards of Directors of each of Sandstorm and Nomad, including in the case of Nomad, following the unanimous recommendation of a special committee of independent directors. Both Boards of Directors unanimously recommend that their respective securityholders vote in favour of the Nomad Acquisition.

National Bank Financial provided an opinion to the Board of Directors of Nomad and to the Nomad Special Committee. Cormark Securities has provided an independent opinion to the Nomad Special Committee. Each opinion to the effect that, as of the date of such opinion, subject to the respective assumptions, limitations and qualifications set out in such opinion, the consideration to be paid under the Nomad Acquisition is fair, from a financial point of view, to holders of Nomad Shares.

BMO Capital Markets provided a fairness opinion to the Board of Directors of Sandstorm stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, and qualifications which will be set out in its written fairness opinion to be included in the information circular for Sandstorm shareholders' meeting, the consideration to be paid by Sandstorm pursuant to the Nomad Acquisition is fair, from a financial point of view, to Sandstorm.

ADVISORS

BMO Capital Markets is acting as financial advisor to Sandstorm and its Board of Directors in connection with the Nomad Acquisition. Cassels Brock & Blackwell LLP and Neal, Gerber & Eisenberg LLP are acting as legal counsel to Sandstorm in connection with the Nomad Acquisition.

Fort Capital Partners and BMO Capital Markets are acting as financial advisors to Sandstorm in connection with the BaseCore Transaction.

Notes
1. Based on 2025 production guidance after Transactions close
2. Commodity Price Assumptions: $1,800/oz Au, $22/oz Ag, $4.00/lb Cu
3. Gold equivalent production based on peer production guidance and analyst estimates. Peers include Franco-Nevada Corp, Wheaton Precious Metals Corp., Royal Gold, Inc., Triple Flag Precious Metals Corp., and Osisko Gold Royalties Ltd.
4. See Appendix for calculation of 1.66% Antamina NPI.
5. Value of Horizon shares issued to Sandstorm based on assumption Horizon raises $50 million, subject to change depending on the amount raised by Horizon.
6. Assumes the conversion of Nomad's dilutive instruments on close of the Nomad Acquisition.
7. Source: S&P Global Market Intelligence, 2022 Estimated CuEq production
8. Source: S&P Global Market Intelligence, 2021 Copper Total Cash Cost, Co-product basis
9. Ivanhoe Mines Feasibility Study Results press release dated February 28, 2022.
10. May 2021 Investor Day Presentation
11. Barrick 2021 Annual Report
12. Caserones Technical Report March 2022

QP
Qualified Person

Keith Laskowski (MSc), Sandstorm's Vice President, Geology is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at **www.sandstormgold.com** or email us at **info@sandstormgold.com**.

NOLAN WATSON   **KIM BERGEN**
PRESIDENT & CEO   CAPITAL MARKETS

604 689 0234   **604 628 1164**

APPENDIX

Nomad Portfolio of Assets

PROJECT	OPERATOR	STAGE	INITIAL TERMS	LOCATION
Blyvoor	Blyvoor Gold	Producing	10% Au stream* @ $572/oz ongoing payment	South Africa
Caserones	Lumina Copper Chile	Producing	0.63% NSR*	Chile
Bonikro	Allied Gold	Producing	6% Au stream* @ $400/oz ongoing payment	Cote d'Ivoire
Mercedes	Bear Creek	Producing	100% Ag stream* @ 20% of Ag spot ongoing payment; fixed gold deliveries of 1,000 oz per quarter*	Mexico
Moss	Elevation Gold	Producing	0.5–3.0% NSR	USA
RDM	Equinox Gold	Producing	1.0% NSR on Au, 2% NSR on other metals	Brazil
South Arturo	Barrick Gold	Producing	40% Ag stream, 20% of spot ongoing payment	USA
Chapada (Suruca deposit)	Lundin Mining	Development	2.0% NSR	Brazil
Platreef	Ivanhoe Mines	Development	37.5% Au stream* @ $100/oz ongoing payment	South Africa
Greenstone	Equinox Gold	Development	2.375% Au stream* @ $30/oz ongoing payment	Canada
Woodlawn	Heron Resources	Development	80% Ag stream* @ 20% of spot ongoing	Australia
Cortez Complex (Robertson deposit)	Barrick Gold	Development	1-2.25% NSR	USA
Gualcamayo	Mineros S.A.	Development	2% NSR on oxides (excluding first 396 koz produced after Oct 25, 2018) 1.5% NSR royalty on non-oxide material $30 million production payment on commercial production of the deep carbonate project	Argentina
Blackwater	Artemis Gold	Development	0.21% NSR	Canada
Troilus	Troilus Gold	Exploration	1.0% NSR	Canada
Gold Hawk	O3 Mining Inc.	Exploration	2.0% NSR	Canada
Valdora	O3 Mining Inc.	Exploration	1.0% NSR	Canada
Obalski	TomaGold Corporation	Exploration	1.0-1.5% NSR	Canada

Blue Quartz	McLaren Resources Inc.	Exploration	0.5% NSR	Canada
Scott Lake	Yorbeau Resources Inc.	Exploration	C$1-4 million bonus payment	Canada

*Stream terms change after certain deliveries are made or royalties percentages vary based on commodity price. See Nomad's annual information form dated March 30, 2022 (available on its profile at **www.sedar.com**) for full details.

BaseCore Portfolio of Assets

PROJECT	OPERATOR	STAGE	TERMS	LOCATION
Antamina	BHP, Glencore, Teck, Mitsubishi	Producing	1.66% NPI	Peru
CEZinc	Glencore	Producing	1% Zn stream, 20% ongoing payment	Canada
Highland Valley	Teck Resources	Producing	0.5% NPI	Canada
Horne 5	Falco Resources	Development	2.0% NSR	Canada
El Pilar	Southern Copper	Development	1.0% GRR	Mexico
Point Leamington	Callinex Mines Inc.	Advanced Exploration	1.5% NSR	Canada
Long Lake	Canterra Minerals Corp	Advanced Exploration	2.0% NSR	Canada
South Tally/ Lemarchant	Canterra Minerals Corp	Advanced Exploration	2.0% NSR	Canada
Tulks South	Canterra Minerals Corp	Advanced Exploration	2.0% NSR	Canada
Joannès Lake	Bullion Gold Resources Corp.	Exploration	2.0% NSR	Canada

Antamina NPI Calculation

The 1.66% Antamina NPI is calculated based on free cash flow at CMA. The calculation includes net proceeds from all sales less all site costs, offsite costs, capital expenditures, all incoming and mining taxes and environmental costs, third-party financing inflows and outflows, third party interest, and working capital changes. The holder of the NPI cannot be called upon to contribute cash to the operation.

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. After the Transactions close, Sandstorm will have acquired a portfolio of 260 royalties, of which 39 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

The disclosure and information contained or referenced herein uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the "SEC") set forth in Industry Guide 7. Consequently, information regarding mineralization contained or referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies under Industry Guide 7 in accordance with the rules of the SEC. Further, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, the SEC Modernization Rules replaced the historical property disclosure requirements included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition, but there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the Modernization Rules, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. For the above reasons, information contained or referenced herein regarding descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC under either Industry Guide 7 or SEC Modernization Rules.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements and information include, but are not limited to expectations regarding whether the proposed Transactions will be consummated, including whether conditions to the consummation of the Transactions will be satisfied, or the timing for completing the Transactions; expectations regarding the potential benefits and synergies of the Transactions and the ability of Sandstorm post-completion of the Transactions to successfully achieve business objectives, including integrating the companies or assets or the effects of unexpected costs, liabilities or delays; expectations regarding the growth potential of Sandstorm including in scale and production and the anticipated benefits of the Transactions; expectations regarding financial strength, trading liquidity, and capital markets profile; expectations relating to the entering into of definitive agreements related to the Horizon Antamina Agreement and the subsequent spin-out of the Antamina NPI, including the anticipated terms and expected timing thereof; the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act to the securities issuable pursuant to the Transactions; the future price of gold, silver, copper, iron ore and other metals; the estimation of mineral reserves and mineral resources, and realization of mineral reserve and mineral resource estimates; the timing and amount of estimated future production; and expectations for other economic, business, and/or competitive factors. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in the Company's annual report for the financial year ended December 31, 2021 and the section entitled "Risk Factors" contained in the Company's annual information form dated March 31, 2022 available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.